Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Six Months Ended June 30, 2004

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Loss from Continuing Operations	$(12,366)	$(25,360)	$(23,805)	$(37,030)	$(41,197)	$(25,393)
Fixed charges	756	1,120	982	1,028	1,698	744
Earnings/(loss) (as defined)	(11,610)	(24,240)	(22,823)	(36,002)	(39,499)	(24,649)
Fixed charges:
Interest expense	$597	$933	$802	$870	$576	$175
Estimated interest within rent expense	159	187	180	158	1,122	569
Total fixed charges	756	1,120	982	1,028	1,698	744
Deficiency of earnings available to cover fixed charges	$(12,366)	$(25,360)	$(23,805)	$(37,030)	$(41,197)	$(25,393)
Ratio of earnings to fixed charges*	—	—	—	—	—	—

* Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.